Exhibit 99.1

SolarBank Partners with Viridi on Combined 3.06 MW Solar and 1.2 MWH Battery Energy Storage Project Located in Buffalo, New York

Project will utilize Viridi’s innovative lithium-ion battery packs with integrated fire suppression systems that meet stringent safety requirements

Toronto, Ontario, February 20, 2025 — SolarBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: GY2) (“SolarBank” or the “Company”) is pleased to announce that it is partnering with Viridi, the industry leader in fail-safe battery energy storage systems (BESS), on the development of a combined 3.06 MW DC ground-mount solar power project and related 1.2 MWH battery energy storage system (“BESS”) in Buffalo, New York (the “Project”). The Project is being constructed on a closed landfill site, transforming previously unusable land into a productive asset that generates clean energy for the community. The structure of the transaction is SolarBank, subject to the receipt of financing, intends to be the owner of the Project. Virdi will supply the BESS system.

Viridi’s innovative lithium-ion battery packs feature integrated fire suppression and pioneering anti-propagation technology, meeting strict safety standards. Unlike conventional approaches that modify battery cells, Viridi isolates each cell to prevent thermal runaway, ensuring that a single failure does not escalate. This fail-safe design eliminates secondary impacts, making Viridi’s energy storage solutions the safest and most adaptable in residential, commercial, and industrial settings. Whether deployed behind the meter to support Virtual Power Plants (VPPs), in front of the meter for grid-scale stability, or as a mobile power solution for remote, commercial, and industrial needs, Viridi delivers reliable, high-performance energy storage built for the demands of modern infrastructure.

The Company has secured a lease over the Project site and has applied for interconnection approval for the Project. Assuming the successful receipt of interconnection approval, the Company will work to complete the permitting process and secure the necessary financing for the construction of the Project.

Following receipt of the necessary permits and financing, the Company intends to commence the construction of the Project. Once completed, the Project will be operated as a community solar project with supporting BESS. Community solar is a group of solar panels with access to the local electricity grid. Once the panels are turned on and generating electricity, clean energy from the site feeds into the local power grid. Depending on the size and number of panels the project has, dozens or even hundreds of renters and homeowners can save money from the electricity that is generated by the project. By subscribing to a project, a homeowner earns credits on their electric bill every month from their portion of the solar that’s generated by the project, accessing the benefits of solar without installing panels on their home.

There are several risks associated with the development of the Project. The development of any project is subject to receipt of interconnection approvals, a community solar contract, required permits, the continued availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the Project and statements made in this press release.

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About Viridi

Viridi is transforming energy storage with its proprietary fail-safe lithium-ion battery technology. Viridi’s battery energy storage systems (BESS) feature breakthrough anti-propagation technology, preventing propagation and significantly reducing the risk of lithium-ion battery fires. Viridi’s commercial-scale BESS is among the first and only to be installed in an existing, occupied space, setting a new benchmark for safety and reliability. Engineered for seamless integration into virtually any environment, the BESS combines modular customization, advanced IoT, real-time AI optimization, data analytics, and connectivity to deliver unparalleled remote monitoring and energy optimization. Viridi enables clean, scalable energy solutions across industries, paving the way for a safer, more sustainable future.

For more information, visit: www.viridiparente.com

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar, Battery Energy Storage System (BESS) and EV Charging projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power project and BESS mentioned in this press release; the number of homes expected to be powered; the receipt of permits and financing to be able to construct the Project; the receipt of incentives for the Project; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

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Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any resurgence of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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